UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 000-09424

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merchants and Farmers Bank Profit and Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive officer:

First M&F Corporation
134 West Washington Street
Kosciusko, Mississippi 39090

MERCHANTS AND FARMERS BANK
PROFIT AND SAVINGS PLAN

CONTENTS

Page

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-10

Schedule 1 - Schedule H, Line 4i, Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

The Retirement Committee
Merchants and Farmers Bank
Kosciusko, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2007 and 2006, and changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1994. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ SHEARER, TAYLOR & CO., P.A.

Ridgeland, Mississippi
May 29, 2008

MERCHANTS AND FARMERS BANK
PROFIT AND SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Investments, at fair value:
First M & F Corporation common stock, 192,959 and 182,418 shares	$3,048,746	$3,573,484
Mutual funds	10,526,583	8,876,095
Investment contract with insurance company	644,885	641,668
Total investments, at fair value	14,220,214	13,091,247

Dividends receivable	-	23,714

Contributions receivable:
Employer	102,213	101,041
Participants	46,238	45,814
Total contributions receivable	148,451	146,855

Net assets available for benefits, at fair value	14,368,665	13,261,816

Adjustment from fair value to contract value for fully
benefit-responsive investment contract	33,941	33,772

Net assets available for benefits	$14,402,606	$13,295,588

The accompanying notes are an integral part of these financial statements.

MERCHANTS AND FARMERS BANK
PROFIT AND SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets:
Contributions:
Employer	$798,078
Participant deferrals	1,277,013
Rollover	57,452
Total contributions	2,132,543

Investment income:
Dividends	300,949
Interest on investment contract with insurance company	20,613
Net depreciation in current value of investments	(410,354)
Net investment income (loss)	(88,792)

Total additions	2,043,751

Deductions from net assets:
Distributions for benefits paid to participants or their beneficiaries	936,733
Administrative fees and expenses, exclusive of $13,510 paid directly by employer	-

Total deductions	936,733

Net increase in net assets	1,107,018

Net assets available for benefits:
Beginning of year	13,295,588

End of year	$14,402,606

The accompanying notes are an integral part of this financial statement.

MERCHANTS AND FARMERS BANK
PROFIT AND SAVINGS PLAN
Notes to Financial Statements

Note 1: Description of Plan

The following description of the Merchants and Farmers Bank (the Bank) Profit and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of the Bank and subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

The Bank, a wholly-owned subsidiary of First M & F Corporation, is the Plan sponsor, administrator and trustee. The Plan is administered by a committee appointed by the board of directors of the Bank. The Plan’s record keeping and custodial functions are performed by Principal Financial Group.

Contributions

Each year participants may contribute pretax annual compensation to the Plan subject to Internal Revenue Service limits. Participants may direct the investment of their contributions into various investment options offered by the Plan. The Bank may contribute on behalf of each participant an amount equal to a matching percentage of all or a portion of such participant's salary deferral contributions during the plan year. For any plan year in which the Bank decides to make a matching contribution, the Bank designates both the matching percentage and the portion of salary deferral contributions to be matched. Effective May 1, 2006, matching contributions were made at a rate of 60% of participant contributions (for participants with less than three years of service) and 75% of participant contributions (for participants with more than three years of service), subject to a 6% contribution limit per participant. Prior to this date matching contributions were made at a rate of 50% of participant contributions (for all participants), subject to a 6% contribution limit per participant. Discretionary employer contributions, in addition to discretionary matching contributions, amounted to $75,000 for 2007.

Participant Accounts

Each participant's account is credited with the participant's contributions and matching amounts contributed by the Bank on behalf of the participant. Other amounts contributed by the Bank are allocated based on a participant's annual earnings. Investment earnings on participant directed accounts are allocated based on each participant’s account earnings. Other investment earnings are allocated based on the balance of a participant's account.

Vesting

A participant is 100 percent vested in employer contributions after three years of credited service, upon normal retirement, total disability, or death. A participant is immediately vested in the participant's contribution.

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount, periodic installments for a period not to exceed ten years, or a combination thereof. Net assets available for benefits at December 31, 2007 and 2006, included $1,424,618 and $1,282,812 allocated to the accounts of terminated participants. Total vested benefits related to these participants amounted to $1,422,874 and $1,280,930.

MERCHANTS AND FARMERS BANK
PROFIT AND SAVINGS PLAN
Notes to Financial Statements

Note 1: (Continued)

Forfeited Accounts

Forfeitures of $18,939 were used to reduce 2007 employer contributions. There were no forfeited nonvested accounts at December 31, 2007 and 2006.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in employer contributions.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Investments

Marketable investments are stated at current value based on closing quoted market prices on the last business day of the Plan year. Investment transactions are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Administrative Fees

Certain administrative and investment management fees are paid by the Plan. All other fees, including professional fees, are paid by the Bank.

MERCHANTS AND FARMERS BANK
PROFIT AND SAVINGS PLAN
Notes to Financial Statements

Note 2: (Continued)

Estimates

The preparation of financial statements in accordance with accounting principals generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

New Accounting Pronouncement

In September, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements”. SFAS 157 defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements and applies to fair value measurements already required or permitted by existing standards. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is currently evaluating what impact the adoption of SFAS 157 will have on the Plan’s financial statements.

Reclassifications

Certain reclassifications have been made to the 2006 financial statements to be consistent with 2007 presentation.

Note 3: Investments

The following is a summary of investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006.

	2007	2006
First M & F Corporation common stock (173,967 and
171,378 non-participant directed shares and 18,992 and
11,040 participant directed shares)	$3,048,746	$3,573,484

Participant directed mutual funds:
Principal Investors LifeTime 2010 Fund	1,772,337	16,746,225
Principal Investors LifeTime 2020 Fund	1,307,151	1,120,073
Principal Investors LifeTime 2030 Fund	1,187,853	891,337
Principal Investors LifeTime 2040 Fund	771,809	495,748
Principal Investors Partners LargeCap Blend Fund	801,660	813,774

MERCHANTS AND FARMERS BANK
PROFIT AND SAVINGS PLAN
Notes to Financial Statements

Note 3: (Continued)

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows.

First M & F Corporation common stock	$(712,031)
Mutual funds	301,677

$(410,354)

The following is a summary of dividends recorded in the 2007 statement of changes in net assets available for benefit.

First M & F Corporation common stock	$96,473
Mutual funds	204,476

$300,949

The following is a summary of the Plan’s investment in First M & F Corporation common stock.

		Cost	Current
	Shares	Basis	Value

December 31, 2007	192,959	$1,625,402	$3,048,746
December 31, 2006	182,418	1,447,466	3,573,484

The Plan has entered into a guaranteed investment contract with Principal Life Insurance Company (Principal). The rate on this contract resets semi-annually on January 1 and July 1. This contract paid interest at a rate of 3.25% and 3.10% in 2007 and 3.30% and 3.30% in 2006. At January 1, 2008, the stated rate of return was reset to a rate of 3.15% through June 30, 2008. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

The following is a summary of the net assets for non-participant directed investments at December 31, 2007 and 2006.

	2007	2006

Investments - First M & F Corporation common stock	$2,748,670	$3,357,208
Dividends receivable	-	22,279
Employer contribution receivable	75,000	75,000

	$2,823,670	$3,454,487

MERCHANTS AND FARMERS BANK
PROFIT AND SAVINGS PLAN
Notes to Financial Statements

Note 3: (Continued)

The following is a summary of the changes in net assets for non-participant directed investments for the year ended December 31, 2007.

Employer contributions	$75,000
Dividends	89,668
Net depreciation in current value of investments	(655,844)
Distributions	(139,641)

$(630,817)

Note 4: Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Administrative expenses of the Plan have been paid by the Plan sponsor. The following is a summary of party-in-interest investments at December 31, 2007 and 2006.

	2007	2006

First M & F Corporation common stock	$3,048,746	$3,573,484

Affiliates of Principal Financial Group:
Guaranteed investment contract with Principal
Life Insurance Company, at fair value	644,885	641,668
Mutual funds managed by Princor Financial
Services Corporation	8,455,222	7,414,480

MERCHANTS AND FARMERS BANK
PROFIT AND SAVINGS PLAN
Notes to Financial Statements

Note 5: Reconciliation with Form 5500

The following is a reconciliation of the statement of changes in net assets available for benefits for the year ended December 31, 2007 to Form 5500, Schedule H.

Change in
Net Assets

Form 5500, Schedule H	$1,130,732
Prior year dividends receivable	(23,714)

Financial statements	$1,107,018

The following is a reconciliation of the December 31, 2006 statement of net asset available for benefits to Form 5500, Schedule H.

Net Assets
Available
for Benefits

Form 5500, Schedule H	$13,271,874
Dividends receivable	23,714

Financial statements	$13,295,588

Note 6: Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated August 6, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Schedule 1

MERCHANTS AND FARMERS BANK
PROFIT AND SAVINGS PLAN
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b)	(c)	(d)	(e)
		Units or		Current
	Description	Par Value	Cost	Value
	Equity securities:
*	First M & F Corporation common stock	192,959	$1,625,402	$3,048,746

	Mutual funds:
	Princor Financial Services Corporation:
*	Principal Investors Bond & Mortgage Securities Fund	28,981	N/A	299,372
*	Principal Investors S&P 400 Index Fund	9,659	N/A	139,772
*	Principal Investors S&P 500 Index Fund	1,817	N/A	18,629
*	Principal Investors S&P 600 Index Fund	6,366	N/A	103,892
*	Principal Investors LifeTime Strategic Fund	17,519	N/A	207,601
*	Principal Investors LifeTime 2010 Fund	138,789	N/A	1,772,337
*	Principal Investors LifeTime 2020 Fund	96,611	N/A	1,307,151
*	Principal Investors LifeTime 2030 Fund	87,086	N/A	1,187,853
*	Principal Investors LifeTime 2040 Fund	55,090	N/A	771,809
*	Principal Investors LifeTime 2050 Fund	16,183	N/A	219,608
*	Principal Investors Money Market Fund	15,401	N/A	15,401
*	Principal Investors Partners LargeCap Blend Fund	75,987	N/A	801,661
*	Principal Investors Partners LargeCap Value Fund	3,326	N/A	44,774
*	Principal Investors Partners MidCap Value Fund	32,505	N/A	416,063
*	Principal Investors Real Estate Fund	7,518	N/A	117,800
*	Principal Investors Partners LargeCap Growth II Fund	62,240	N/A	524,686
*	Principal Investors Partners MidCap Growth Fund	8,981	N/A	98,251
*	Principal Investors Partners SmallCap Growth II Fund	12,854	N/A	107,975
*	Principal Investors Partners SmallCap Value Fund	6,190	N/A	92,725
*	Principal Investors Partners International Fund	13,123	N/A	207,862

	The American Funds:
	American Funds Perspective R3 Fund	18,027	N/A	603,714
	American Funds Hi-Income R3 Fund	7,390	N/A	87,647
	American Funds Fundamental Investors R3 Fund	12,702	N/A	538,326
	American Funds Growth Fund of America R3 Fund	17,167	N/A	575,448

	Mason Street Funds:
	American Century Mason Street Select Bond Fund	27,965	N/A	266,226

	Total mutual funds			10,526,583

	Principal Life Insurance Company:
*	Guaranteed Investment Contract - 3.10%, at contract value		N/A	678,826

	Total investments			$14,254,155

* - Denotes party-in-interest

N/A - Cost information not required for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, hereunto duly authorized.

Merchants and Farmers Bank Profit and Savings Plan

BY:	/s/ John G. Copeland
John G. Copeland
EVP & Chief Financial Officer

Date: May 30, 2008